Exhibit 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Cronos Group Inc.720 King Street West, Suite 320 Toronto, OntarioM5V 2T3

2.	Date of Material Change

September 1, 2018

3.	News Release

The news release with respect to the material change referred to in this report was disseminated on September 4, 2018 through the facilities of Canada Newswire.

4.	Summary of Material Change

On September 4, 2018, Cronos Group Inc. (the “Company”) and Ginkgo Bioworks, Inc. (“Ginkgo”) announced that they had entered into a collaboration and license agreement (the “Agreement”) to produce cultured cannabinoids. Using its platform technology for organism design and development, Ginkgo will complement the Company’s technologies for producing a full spectrum of cannabinoids. Pursuant to the Agreement, the Company has agreed to issue a specific number of common shares in the capital of the Company (“Common Shares”) in tranches subject to Ginkgo’s achievement of certain production milestones.

5.	Full Description of Material Change

On September 4, 2018, the Company and Ginkgo announced that they had entered into the Agreement to produce cultured cannabinoids. Using its platform technology for organism design and development, Ginkgo will complement the Company’s technologies for producing a full spectrum of cannabinoids. Pursuant to the Agreement, the Company has agreed to issue a specific number of Common Shares in tranches subject to Ginkgo’s achievement of certain production milestones.

The Company and Ginkgo believe that they are well-positioned to unlock the potential of innovation in the cannabis industry. The Company brings a deep understanding of the plant’s biological structure and function, while Ginkgo brings 10 years of experience designing microorganisms for the production of cultured products across pharmaceuticals, agriculture, flavors, fragrances, and more.

Cannabinoids span a range of molecules with different properties and potential uses. However, many cannabinoids are present only at very low quantities in the cannabis plant, making them economically impractical, difficult or impossible to extract at high purity and scale. The partnership between the Company and Ginkgo will leverage the expertise of both organizations to solve this challenge and make more accessible the benefits of cannabinoids in an economically sustainable way.

The Company’s portfolio of cannabis products is empowered by its deep expertise in plant genetics. With access to an array of varietals and a diverse set of production methodologies, the Company has gathered extensive data on cannabinoids and their properties, ultimately learning from and using the plant to generate blueprints for full spectrum cannabinoid recipes.

Ginkgo’s platform for engineering biology is powered by automation and custom-built software used to design and print DNA. With the world’s largest library of designed DNA sequences, Ginkgo has extensive expertise in the biology of enzymes for the production of molecules used in industries from flavor and fragrance to food to pharmaceuticals. By transferring the DNA sequences for cannabinoid production into yeast, Ginkgo expects to develop strains that produce cultured cannabinoids at high quality and purity in a process similar to brewing beer in a microbrewery. In addition to allowing for the efficient and scalable production of cannabinoids, the use of Ginkgo’s platform is expected to unlock access to potentially valuable cannabinoids that are present only in low quantities in the plant.

The partnership between Ginkgo and the Company will focus on the scalable and consistent production of a wide range of cannabinoids, including THC, CBD and a variety of other lesser known and rarer products. These cultured cannabinoid molecules are identical to those extracted from the plants grown with traditional methods, but are created by leveraging the power of biological manufacturing via fermentation.

Pursuant to the Agreement, Ginkgo will work with the Company on research and development (“R&D”) of microorganisms capable of producing certain target cannabinoids in a scalable and highly efficient manner. The Company will fund certain R&D and foundry expenses expected to be approximately US$22 million, subject to the achievement of certain milestones. In addition, upon Ginkgo’s demonstration that the microorganisms are capable of producing the target cannabinoids above a minimum productivity level, the Company will issue up to approximately 14.7 million Common Shares in the aggregate (subject to customary anti-dilution adjustments) in accordance with the milestone allocations described below. The Common Shares allocated were based on the 60-day volume weighted average closing price for the Company’s Common Shares of US$6.81 as of July 17, 2018, when the letter of intent was executed by both parties. The transaction had an aggregate value of US$100 million assuming all milestones are met. Tranches of these Common Shares will be issued once each of the target cannabinoids can be produced for less than US$1,000 per kilogram of pure cannabinoid at a scale of greater than 200 liters as follows: THC(A), 20%; CBD(A), 15%; CBC(A), 10%; CBG(A), 10%; THCV(A), 15%; CBGV(A), 10%; CBDV(A), 10%; CBCV(A), 10% (each, an “Equity Milestone Event”).

The Company will have the exclusive right to use and commercialize the key patented intellectual property related to the production of the target cannabinoids globally. All R&D work undertaken by Ginkgo will be conducted in compliance with all U.S. federal laws regarding controlled substances and Ginkgo is coordinating activities closely with both Federal and State agencies. The Company intends to produce and distribute the target cannabinoids globally and has received confirmation that this method of production is permitted under the Cannabis Act (Canada) – the legal framework that will regulate cannabis in Canada.

Pursuant to the Agreement, if the Company undergoes a change of control (as defined in the Agreement) that has been approved by the Company’s board of directors (an “Approved Change of Control”), Ginkgo may elect to receive cash payments, totalling up to US$100 million, in lieu of the Common Shares that would otherwise become issuable in connection with any Equity Milestone Events achieved following such election (the “Milestone Cash Election”). If the Company undergoes a change of control (as defined in the Agreement) other than an Approved Change of Control, then Ginkgo will have the ability to terminate the Agreement immediately, in which case, among other things: (i) all intellectual property and other rights or licenses granted to the Company by Ginkgo under the Agreement will terminate; (ii) certain expenses and costs incurred by Ginkgo will be accelerated and become due immediately, payable by the Company; (iii) the then-outstanding and unpaid portion of all cash payments from the Company to Ginkgo for the achievement of R&D milestones by Ginkgo shall be due immediately as if all R&D milestones had been achieved; and (iv) a lump sum cash payment equal to the aggregate of all Milestone Cash Election amounts in respect of which the relevant Equity Milestone Events have not yet been achieved will be immediately due and payable by the Company.

The description of the Agreement set forth above is a summary only and is qualified in its entirely by the full text of the Agreement, a copy of which is available on the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following executive officer is knowledgeable about the material change and this report:

Michael Gorenstein

Director and Chief Executive Officer

Tel: (416) 504-0004

9.	Date of Report

September 4, 2018